UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

HEXO Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

428304307
(CUSIP Number)

Mitchell Gendel, Global General Counsel
655 Madison Avenue, 19th Floor
New York, New York 10065
(844) 845-7291
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428304307

1	NAMES OF REPORTING PERSONS
Tilray Brands, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
564,235,830(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
564,235,830(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
564,235,830(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Includes 564,235,830 common shares issuable upon conversion of the outstanding principal and accrued interest of a senior secured convertible note due 2026 of HEXO Corp. dated July 12, 2022, based on the conversion price of $0.30785 per common share, which is the equivalent of CAD $0.40 (assuming a CAD: USD exchange rate of $0.7683, which was the daily exchange rate as of July 12, 2022, as reported by the Bank of Canada).

(2) Based on an aggregate of 1,165,630,670 common shares outstanding as of July 12, 2022, including (i) 514,676,347 common shares outstanding as of the close of business on July 11, 2022 (as certified by the issuer’s transfer agent and registrar); (ii) 30,618,494 common shares issued to the reporting person’s financial advisor on July 12, 2022 (as disclosed in the issuer’s supplement to the management information circular dated May 9, 2022, as filed with the Securities and Exchange Commission (the “SEC”) by the issuer on June 16, 2022); and (iii) 56,100,000 common shares issued to HT Investments MA LLC on July 12, 2022 (as disclosed in the material change report attached to the issuer’s Form 6-K filed with the SEC on July 20, 2022), and assuming issuance of an additional 564,235,830 common shares upon conversion of the HEXO Note (as defined herein).

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares (“Common Shares”) of HEXO Corp. (the “Issuer” or “HEXO”). The address of the principal executive office of the Issuer is 120 Chemin de la Rive Gatineau, Québec, J8M 1V2.

Item 2.	Identity and Background.

(a)          This Statement is filed on behalf of Tilray Brands, Inc. (“Tilray”), also sometimes referred to herein as the “Reporting Person.”

The directors of Tilray are Irwin D. Simon, Renah Persofsky, Jodi Butts, David Clanachan, Johann (John) M. Herhalt, David Hopkinson, Brendan Kennedy, Thomas (Tom) Looney, and Walter Robb (collectively, the “Directors”).

The executive officers of Tilray are Irwin D. Simon, Chief Executive Officer, Carl Merton, Chief Financial Officer, Denise Faltischek, Chief Strategy Officer, James (Jim) Meiers, Chief Operations Officer, and Mitch Gendell, Global General Counsel and Corporate Secretary (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

(b)          The address of the principal business office of the Reporting Person is 265 Talbot Street West, Leamington, Ontario N8H 4H3, Canada. The business address of each of the Related Persons is c/o Tilray Brands, Inc., 265 Talbot Street West, Leamington, Ontario N8H 4H3, Canada.

(c)           Tilray is a leading global cannabis-lifestyle and consumer packaged goods company.

(d) – (e)  During the last five years,  none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 11, 2022, Tilray entered into a transaction agreement with HT Investments MA LLC (“HTI”) and HEXO, pursuant to which, among other things, HEXO and HTI agreed to amend the terms of an outstanding senior secured convertible note originally issued by HEXO to HTI (the “HEXO Note”), as amended by an amending agreement to the transaction agreement dated June 14, 2022 (as amended, the “Transaction Agreement”).

In connection with the Transaction Agreement, on April 11, 2022, Tilray, as purchaser, also entered into an assignment and assumption agreement with HTI, as seller, and HEXO, as borrower, pursuant to which Tilray agreed to assume from HTI, and HTI agreed to assign, transfer and sell to Tilray all of its rights, title and interest under the HEXO Note, as such assignment and assumption agreement was amended and restated by and amended and restated assignment and assumption agreement dated June 14, 2022, which was further amended by an amending agreement to the amended and restated assignment and assumption agreement dated as of July 12, 2022 (as amended, the “Assignment and Assumption Agreement”).

As consideration for HTI’s sale and assignment of the HEXO Note to Tilray, Tilray paid to HTI a total purchase price (the “Purchase Price”) of $155 million, i.e., 89.2% of the then-outstanding principal balance for the HEXO Note. The Purchase Price was satisfied, in part, by Tilray’s issuance to HTI of a $50 million unsecured convertible promissory note (the “Tilray Note”), and the balance by the issuance of approximately 33.3 million shares of Class 2 common stock, par value $0.0001 per share, of Tilray.  HEXO did not receive any proceeds as a result of Tilray’s purchase of the HEXO Note from HTI.

The transaction that triggered this filing was Tilray’s assumption of the HEXO Note pursuant to the terms of the Assignment and Assumption Agreement (the “Acquisition”), as Tilray now has the right to convert the HEXO Note into approximately 48% of the outstanding Common Shares, on a non-diluted basis (assuming conversion of the HEXO Note). The foregoing is based on the conversion price of the HEXO Note being $0.30785 per common share, which is the equivalent of CAD $0.40 (assuming a CAD: USD exchange rate of $0.7683, which was the daily exchange rate as of July 12, 2022, as reported by the Bank of Canada).

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Tilray completed the Acquisition for both investment purposes and for strategic reasons, including in connection with its negotiation of certain commercial agreements with HEXO (as further detailed below) that will enable the realization of shared cost-saving synergies. Further, the Acquisition will also facilitate the sharing of expertise that will allow Tilray and HEXO to capitalize on opportunities for growth through a broadened product offering and new innovation.

For so long as any amounts remain outstanding under the HEXO Note or HEXO is a “reporting issuer” within the meaning of the Canadian securities laws, Tilray is entitled, under the terms of the Transaction Agreement, to appoint two of HEXO’s board members and one observer in respect of all meetings, actions and activities of the HEXO board of directors.  Denise Faltischek, the Company’s Chief Strategy Officer and Head of International, and Roger Savell, the Company’s Chief Administrative Officer, were designated as Tilray’s initial appointees, and effective as of July 12, 2022, have been appointed serve as directors on HEXO’s board of directors.

Although not in its present plans, from time to time, Tilray may hold discussions with HEXO’s management, its board of directors, other stockholders, and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of HEXO.  Depending on various factors including, without limitation, the results of any such discussions, HEXO’s financial position and business strategy, the status of the HEXO Note, the availability of securities of HEXO that would make the purchase of such securities desirable, conditions in the securities market and general economic and industry conditions, other investment opportunities, the liquidity requirements of Tilray, and so forth, Tilray may consider from time to time various alternative courses of action with respect to increasing or decreasing its ownership, control or direction over securities of HEXO. Tilray reserves the right to acquire (whether by conversion of the HEXO Note or otherwise) additional securities of HEXO, including without limitation Common Shares, and/or to dispose of any or all of its interests under the HEXO Note (or any securities of HEXO acquired in connection with the conversion of the HEXO Note). There can be no assurances that Tilray will pursue or consummate any of these transactions. Any such transaction referred to in this paragraph would be made in compliance with applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer.

(a)         The aggregate number and percentage of the Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D, and such information is incorporated herein by reference. Such Common Shares represent approximately 48% of the outstanding Common Shares on a non-diluted basis (assuming conversion of the HEXO Note). Such percentage is calculated based on a total of 1,165,630,670 Common Shares outstanding as of July 12, 2022, which includes (i) 514,676,347 Common Shares outstanding as of the close of business on July 11, 2022 (as certified by the Issuer’s transfer agent and registrar on July 12, 2022); (ii) 30,618,494 Common Shares issued by the Issuer to the Reporting Person’s financial advisor on July 12, 2022 (as disclosed in the Issuer’s supplement to the management information circular dated May 9, 2022, as filed with the Securities and Exchange Commission (the “SEC”) by the Issuer on June 16, 2022); and (iii) 56,100,000 Common Shares issued to HTI on July 12, 2022 (as disclosed in the material change report attached to the Issuer’s Form 6-K filed with the SEC on July 20, 2022), and assuming issuance of an additional 564,235,830 Common Shares to the Reporting Person upon conversion of the HEXO Note, based on a conversion price of $0.30785 per common share, which is the equivalent of CAD $0.40 (assuming a CAD: USD exchange rate of $0.7683, which was the daily exchange rate as of July 12, 2022, as reported by the Bank of Canada).  To the best knowledge of the Reporting Person, none of the Related Persons own any Common Shares.

(b)         the number of Common Shares as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c)          Except as described in this Schedule 13D, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Common Shares.

(d)          Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

HEXO Note

On July 12, 2022, the HEXO Note was amended and restated to reflect, among other things, a maturity date of May 1, 2026, and an initial conversion price of CAN$0.40 per common share, no par value, of HEXO. The HEXO Note bears interest at a rate of 5.0% per annum, calculated daily, which is payable to Tilray on a semi-annual basis.  Interest payments made under the HEXO Note will be made in the form of cash until July 12, 2023.  Thereafter, in the event that, on any given interest payment date, HEXO is not in compliance with its minimum liquidity covenant of CAD$70 million, HEXO has the right to add to the then-outstanding principal balance of the note the amount of such interest then due and payable as of such interest payment date.

Subject to certain limitations and adjustments as more particularly described therein, the HEXO Note is convertible into HEXO Common Shares at Tilray’s option at any time prior to 5:00 p.m. (Toronto time) on the second scheduled trading day prior to the maturity date, at a conversion price per Common Share equal to (a) $1,000 divided by (b) the number of HEXO Common Shares equal to (i) $1,000 divided by (ii) the US dollar equivalent of CAD$0.40, as determined the day before execution, per $1,000 outstanding principal amount under the HEXO Note (including all capitalized interest thereon).

In addition, under the terms of the HEXO Note, Tilray received “top-up” and preemptive rights enabling it to maintain its percentage ownership in HEXO (on an “as-converted” basis) in the event that HEXO issues equity or debt securities following the closing date.

Tilray has the right to require HEXO to repurchase the HEXO Note if a “Fundamental Change” (as defined in the HEXO Note) occurs.  The repurchase price upon a Fundamental Change will be an amount in cash equal the greater of: (a) 105% of the then-outstanding principal amount of the note (or portion thereof) to be so repurchased, plus any accrued and unpaid interest on the note; and (b) 105% of the product of (i) the conversion rate in effect as of the trading day immediately preceding the effective date of such Fundamental Change, (ii) the principal amount of the note to be repurchased upon such Fundamental Change divided by $1,000, and (iii) the highest daily volume-weighted average (“VWAP”) per Common Share occurring in the 30 trading days ending on and including the day immediately before the effective date of the Fundamental Change.

Subject to certain customary equity conditions and other limitations set forth and more particularly described in the HEXO Note, if the daily VWAP per Common Share equals or exceeds $3.00 on each of the 20-consecutive trading days beginning after July 12, 2022, HEXO has the right (but not the obligation) to convert all or any portion of the then-outstanding principal amount of the HEXO Note into conversion consideration, consisting of (i) Common Shares equal to the conversion rate then in effect and (ii) cash in an amount equal to the accrued and unpaid interest, if any, on the HEXO Note.

Provided no default or event of default is then-continuing under the HEXO Note, HEXO is entitled to a right of first refusal to repurchase all or any portion of the HEXO Note that Tilray otherwise proposes to transfer or otherwise dispose of to a non-affiliated third party.

The Note includes a number of financial and non-financial covenants, including (among others):

•
restrictions on HEXO’s ability to complete a change of control without Tilray’s prior written consent unless the price per share paid (or the equivalent amount of proceeds paid per share, in the event of an asset sale) in connection with such transaction exceeds 130% of the then-current conversion price;

•
restrictions on HEXO’s ability to (i) convert into a different type of entity, (ii) consummate a statutory division, merger or consolidation, (ii) convey, transfer or dispose of substantially all of the assets of any of HEXO’s subsidiaries, or (iv) liquidate or dissolve any of its subsidiaries;

•	a requirement that HEXO maintain minimum liquidity in the amount of $20 million or more in unrestricted cash;

•	beginning for the quarter ending April 30, 2023, HEXO will be subject to a minimum adjusted EBITDA covenant, as defined in the HEXO Note;

•	restrictions on HEXO’s ability to purchase, repurchase, redeem or otherwise acquire any Common Shares without Tilray’s prior written consent;

•
a requirement that, on the earliest date permitted following the closing date, HEXO pledge to Tilray a fully-perfected, first-ranking lien over all equity interests that HEXO or any of its subsidiaries owns in Truss CBD USA; and

•
a requirement that HEXO deliver to Tilray, at least 60 days prior to the commencement of each fiscal year of HEXO, HEXO’s consolidated annual operating plans, operating and capital expenditure budgets and financial forecasts, which will be subject, in each case, to Tilray’s review and comment.

Indenture

The HEXO Note is also subject to the terms of an indenture dated May 27, 2021 (the “Indenture”), between HEXO and TMI Trust Company, as the successor to GLAS Trust Company LLC, in its capacity as trustee thereunder.

Registration Rights Agreement

On April 11, 2022, the Reporting Person and the Issuer entered into an agreement (the “Registration Rights Agreement”) requiring the Issuer to use its commercially reasonable efforts to register with the SEC and the Ontario Securities Commission the resale of Common Shares issuable upon conversion of the HEXO Note. The Registration Rights Agreement is subject to customary representations, warranties, conditions and limitations on the resale of such Common Shares.

The foregoing descriptions of the Transaction Agreement, the Assignment and Assumption Agreement, the HEXO Note, the Indenture, the Tilray Note, and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are attached as Exhibits 99.1 through 99.8 in Item 7 of this Schedule 13D and are incorporated herein by reference.

Except for the agreements described in this Item 6 described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1
Transaction Agreement, dated as of April 11, 2022, by and among Tilray, HTI and HEXO (incorporated by reference to Exhibit 10.1 to Tilray’s Current Report on Form 8-K filed with the SEC on April 12, 2022)†

Exhibit 99.2
Amending Agreement to Transaction Agreement, dated as of June 14, 2022, by and among Tilray, HTI and HEXO (incorporated by reference to Exhibit 10.1 to Tilray’s Current Report on Form 8-K filed with the SEC on June 14, 2022)

Exhibit 99.3
Amended and Restated Assignment and Assumption Agreement, dated as of June 14, 2022, by and among Tilray, HTI and HEXO (incorporated by reference to Exhibit 10.2 to Tilray’s Current Report on Form 8-K filed with the SEC on June 14, 2022)

Exhibit 99.4
Amending Agreement to Amended and Restated Assignment and Assumption Agreement dated as of July 12, 2022, by and among the Company, HTI and HEXO (incorporated by reference to Exhibit 10.4 to Tilray’s Current Report on Form 8-K filed with the SEC on July 12, 2022)

Exhibit 99.5
Amended and Restated Senior Secured Convertible Note due 2026, dated July 12, 2022, issued and owing by HEXO to Tilray (incorporated by reference to Exhibit 10.6 to Tilray’s Current Report on Form 8-K filed with the SEC on July 12, 2022)

Exhibit 99.6
Indenture dated as of May 27, 2021, by and between HEXO Corp. as issuer, and GLAS Trust Company LLC, as trustee (incorporated by reference to Exhibit 10.7 to Tilray’s Current Report on Form 8-K filed with the SEC on July 12, 2022)

Exhibit 99.7
Convertible Promissory Note due September 1, 2023, dated July 12, 2022, issued and owing by Tilray to HTI (incorporated by reference to Exhibit 10.5 to Tilray’s Current Report on Form 8-K filed with the SEC on July 12, 2022)

Exhibit 99.8*	Registration Rights Agreement dated April 11, 2022, by and between HEXO and Tilray

*	Filed herewith.

†	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2022
Tilray Brands, Inc.

/s/ Mitchell Gendel
Mitchell Gendel Global General Counsel